EXHIBIT 20.3

NewMarket Technology Inc.

30 August 2005

Dear Fellow Shareholders -

In January, NewMarket entered into an agreement to purchase a subsidiary of Gaozhi Science and Technology named Gaozhi Communications. Gaozhi Science and Technology is a recognized and respected $30 million in annual revenue business. Its subsidiary, Gaozhi Communications is a research and development concern.

On January 25th, we released a letter to shareholders disclosing the structure of the purchase agreement that remained subject to review by Chinese authorities. The letter included a summary of the outlook for NewMarket's business in China to be generated from the acquisition and a summary of our overall strategy in China (the original letter is included in this amended SEC form 8K disclosure).

The acquisition contemplated by the purchase agreement between Gaozhi Science and Technology and NewMarket Technology did not conform with Chinese regulations. Alternatively, NewMarket Technology and Gaozhi Science and Technology have partnered in the formation of a new company. Rather than acquiring Gaozhi Communications, NewMarket has established a wholly owned foreign entity (WOFE) in China and partnered with Gaozhi Science and Technology to pursue the originally contemplated business strategy in China.

Both the outlook for business development in 2005 in China and the overall business development strategy outlined in the original letter to shareholders regarding our first definitive initiative in China have not altered with the exception that the realized business development is exceeding the plan in regard to forecasted sales. NewMarket recently announced entering into an agreement to provide $24 million in annual technology services in China. This agreement is anticipated to result in over $6 million in 2005 sales. NewMarket had originally anticipated $3 million in revenue from China in 2005.

NewMarket Technology has formed a wholly owned subsidiary in Nevada named NewMarket China Inc. In turn, NewMarket China has registered a newly formed company in China named Clipper Technology. The name Clipper Technology has been borrowed from the name of Pan American's fleet of flying boat aircrafts that opened up commercial word travel. The flying boats were generally named after the destination to which they carried passengers with the China Clipper being one of the more famous of the aircrafts. The name Clipper Technology is intended to reflect NewMarket's role in opening up commercial technology trade in China.

The Gaozhi Science and Technology partnership is critical to NewMarket's plans in China. While the partnership was originally to be built around the acquisition of Gaozhi Communications, the partnership will now otherwise be established through the performance of a business development partnership. Gaozhi Science and Technology will earn a minority equity position in NewMarket China through its business development contributions to Clipper Technology.

As part of NewMarket Technology's business development efforts in China, we continue to host Trade Mission trips to China for interested investors and business partners. All shareholders and interested investors are welcome and encouraged to participate in these Trade Missions (at their own expense) to learn more about the NewMarket Strategy in China. The next Trade Mission is scheduled for the 26th of October. If interested please contact Rick Lutz at
(404) 261-1196 or ir@newmarkettechnology.com.

Best Regards,
Philip Verges
CEO and Chairman
NewMarket Technology Inc.















                                       2